

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 13, 2016

Jeff Lawson
Chief Executive Officer
Twilio Inc.
645 Harrison Street, Third Floor
San Francisco, California 94107

>   **Re: Twilio Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 7, 2016**
>   **File No. 333-214034**

Dear Mr. Lawson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any questions.

>   Sincerely,
>
>   /s/ Jan Woo
>
>   Jan Woo
>   Branch Chief -Legal
>   Office of Information Technologies
>   and Services

cc: Rezwan Pavri, Esq.
        Goodwin Proctor LLP